[redacted]

15026642

SEC SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48740

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/14 AND ENDING 12/31/14
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cambridge Investment Research Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2015
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

5/14

4/27/15

OATH OR AFFIRMATION

I, Carla Stone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cambridge Investment Research, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CYNTHIA LOWE
Commission Number 775072
My Commission Expires
October 1, 2015

Carla Stone
Signature

First VP, Finance
Title

Cynthia Lowe
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cambridge Investment Research, Inc.

Financial Report
December 31, 2014

McGladrey

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Cambridge Investment Research, Inc.
Fairfield, Iowa

We have audited the accompanying statement of financial condition of Cambridge Investment Research, Inc. (the Company) as of December 31, 2014, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cambridge Investment Research, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules I, II, and III (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Cambridge Investment Research, Inc.'s financial statements. The Supplemental Information is the responsibility of Cambridge Investment Research, Inc.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

McGladrey LLP

Cedar Rapids, Iowa
February 25, 2015

Cambridge Investment Research, Inc.

Statement of Financial Condition
December 31, 2014

Assets	
Cash and cash equivalents	$ 1,856,944
Receivables:	
Clearing brokers	32,484,714
Commissions	37,971,850
Other	19,474,596
Deposits with clearing brokers	210,000
Securities owned, at fair value	8,818,224
Other assets	3,250,149
	$ 104,066,477
Liabilities and Shareholder's Equity	
Liabilities:	
Commissions payable	$ 39,357,872
Accounts payable	1,321,553
Accrued expenses	358,627
Due to clearing broker	398,368
Securities sold, not yet purchased, at fair value	108,351
Due to affiliates	3,646,049
Total liabilities	45,190,820
Commitments and Contingencies (Notes 6 and 7)	
Shareholder's Equity:	
Common stock, $.01 par value; 750,000 shares authorized; 10,000 shares issued and outstanding	100
Additional paid-in capital	48,900
Retained earnings	58,826,657
Total shareholder's equity	58,875,657
	$ 104,066,477

See Notes to Financial Statements.

Cambridge Investment Research, Inc.

Notes to Financial Statements

Note 1. Summary of Significant Accounting Policies

Organization and business: Cambridge Investment Research, Inc. (Company) was incorporated in Iowa on October 2, 1995. The Company is a wholly-owned subsidiary of Cambridge Investment Group, Inc. The Company is registered as a broker dealer in securities with the Securities and Exchange Commission; a member of the Financial Industry Regulatory Authority and also registered as an introducing broker with the National Futures Association. In this capacity, it deals primarily in mutual funds, managed accounts and insurance related products. The company introduces its customers to clearing brokers on a fully disclosed basis. The Company also sells direct participation programs that may be organized as commodity pools.

The Company, under Rules 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing brokers on a fully disclosed basis. The Company's agreements with its clearing brokers provide that as clearing brokers, these firms will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the Act).

Cash equivalents: The Company considers liquid investments with maturities of three months or less to be cash equivalents.

Receivables from clearing brokers and commissions: Receivables from clearing brokers and commissions receivable primarily consist of commission and transaction-related receivables.

Receivables from others: From time to time, the Company provides forgivable loans to certain registered representatives primarily for recruiting and retention purposes. These loans are recorded at face value at the time the loan is made. If the registered representative does not meet specific requirements or terminates his or her registration with the Company prior to the forgiveness of the loan, management will evaluate the collectability of the remaining loan amount. Forgivable loans to registered representatives totaled $17,098,249 as of December 31, 2014 and are included in other receivables on the statement of financial condition. The loans are amortized to general and administrative expense for financial reporting purposes over the term of the loan. Loan amortization charged to expense was $3,990,389 in 2014 and is included in general and administrative expenses on the statement of income.

Some loans to registered representatives are not subject to a forgiveness contingency. These loans are repaid to the Company by deducting a portion of the representatives' commission and fee payouts throughout the compensation cycle until the loans are paid off. Interest charged on these loans to representatives ranges up to 7% annually.

Management performs periodic credit evaluations and provides an allowance based on its assessment of specifically identified unsecured receivables and other factors, including the representative's payment history. Once it is determined that it is both probable that a loan has been impaired and the amount of the loss can reasonably be estimated, the portion of the loan balance estimated to be uncollectible is so classified and written off. The allowance for receivables from others was none as of December 31, 2014. Loans written off to expense totaled $94,812 in 2014.

Income taxes: The Company is recognized as a qualified subchapter S subsidiary by the Internal Revenue Service. The parent company's shareholders are liable for federal and state income taxes on its taxable income.

Note 1. Summary of Significant Accounting Policies (Continued)

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. As of and for the year ended December 31, 2014, the Company had no material uncertain tax positions that are required to be recorded as a liability. The Company files income tax returns in U.S. federal jurisdiction and various states. With few exceptions, the Company is no longer subject to U.S. federal, state and local tax examinations by tax authorities for years before 2011.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include the allowance for receivables from others, determination of litigation accruals and the management fee allocation.

Revenue recognition: Commission revenue and related expenses arising from securities transactions are recorded on trade-date basis. Revenue from fees is typically earned in accordance with the fee agreement and related fee platform cost. Other revenues primarily consist of fee platform revenue that is typically earned in accordance with agreements with registered representatives of the Company.

Securities owned or sold, but not yet purchased by the Company are recorded at fair value and related changes in fair value are reflected in income. The Company records securities transactions on a trade date basis. Securities owned and securities sold, not yet purchased, are valued using quoted market prices.

Fair value measurements: The Fair Value Measurements Topic of the FASB Codification defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. This topic applies to all assets and liabilities that are measured and reported on a fair value basis. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined under this topic as assumptions market participants would use in pricing an asset or liability.

The three levels of the fair value hierarchy under this topic are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The type of investments included in level 1 include listed equities and listed derivatives.

Level 2: Inputs other than quoted prices within level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a level 2 input could result in the level 2 measurement becoming a level 3 measurement.

Cambridge Investment Research, Inc.

Notes to Financial Statements

Note 1. Summary of Significant Accounting Policies (Continued)

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Investments in securities traded on a national securities exchange are stated at the last reported sales price on the day of valuation. These financial instruments are classified as level 1 in the fair value hierarchy.

There were no financial instruments classified as level 2 or 3 in the fair value hierarchy as of December 31, 2014.

There have been no changes in valuation techniques used for any assets measured at fair value during the year ended December 31, 2014.

There were no significant transfers of assets between levels 1, 2 and 3 of the fair value hierarchy during the year ended December 31, 2014.

Note 2. Securities Owned

Marketable securities owned, consist of trading and investment securities at fair values, as follows:

U.S. Treasury securities	$ 7,938,739
Mutual funds, consisting of approximately 71% fixed income/bond funds with remaining invested in equity funds	879,485
	$ 8,818,224
Securities sold, not yet purchased, consisting of approximately 93% fixed income/bond funds with remaining invested in equity funds	$ 108,351

Note 3. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2014, the Company had net capital of $30,034,188, which was $27,028,690 in excess of its required net capital of $3,005,498. The Company's net capital ratio was 1.50 to 1.

Note 5. Related Party Transactions

The Company has a management agreement with an affiliated entity. Under the agreement, all normal administrative and overhead costs, including but not limited to salaries, rent, phone, postage, etc., will be paid by the affiliate. The Company pays the affiliate a portion of these costs monthly. The Company incurred management fees expense to the affiliate amounting to $49,685,516 during the year ended December 31, 2014.

The Company has payables to affiliates of $3,646,049 as of December 31, 2014.

One hundred and fifty-five of the Company's registered representatives are members of another affiliate that provides its members enhanced practice management, marketing, recruiting and succession planning consulting and access to financing for succession plan implementation, acquisitions, and working capital for other growth strategies. The members of this affiliate have assigned a percent of their practices' commission and fee revenue earned through the Company to the affiliate which totaled $7,439,793 for the year ended December 31, 2014 and is recorded as commission and fee revenue in the statement of income.

Note 6. Financial Instruments, Off-Balance Sheet Risks and Contingencies

Fair value of financial instruments: The Company's financial instruments including cash, deposits, receivables, other assets, accounts payable and other liabilities are carried at amounts that approximate fair value due to the short-term nature of those instruments.

In the normal course of business, the Company's client activities through its clearing brokers involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a client fails to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company bears the risk of financial failure by its clearing brokers. If the clearing brokers should cease doing business, the Company's receivables from the clearing brokers could be subject to forfeiture.

In the Company's trading activities, the Company has purchased securities for its own account and may incur losses if the fair value of these securities decline subsequent to December 31, 2014. In addition, the Company has sold securities that it does not own and it will, therefore, be obligated to purchase such securities at a future date. The Company has recorded this obligation in the financial statements at the December 31, 2014 fair value of the securities, and may incur a loss if the fair value of such securities increases subsequent to December 31, 2014.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

The Company is involved in litigation arising out of the normal course of business. In these matters, indeterminate amounts are sought. Management, after review and discussion with counsel, believes the Company has meritorious defenses and intends to vigorously defend itself in these matters, but it is not feasible to predict or determine the final outcome at the present time.

Note 7. Revolving Subordinated Loan

On March 1, 2014, the Company allowed to expire its revolving subordinated loan agreement under which the Company had the ability to borrow, in up to two draws, a total of not more than $4,000,000 between February 15, 2012 and March 1, 2014. The loan agreement had been accepted as a satisfactory subordination agreement by the Financial Industry Regulatory Authority (FINRA) on August 20, 2010. An amendment to the loan agreement was accepted by FINRA on February 15, 2012. The revolving loan was unsecured. There were no advances on the revolving loan at any time from original closing on August 20, 2010 through March 1, 2014.

Note 8. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued, noting none.